UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 30, 2009

Commission File Number 333-98397

Lingo Media Corporation
(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: November 27, 2009	By:	/s/ Michael Kraft
Michael Kraft President and CEO

Consolidated Interim Financial Statements

 (Expressed in Canadian Dollars)

LINGO MEDIA CORPORATION
September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

The Consolidated Interim Balance Sheet of Lingo Media Corporation as at September 30, 2009 and the Consolidated Interim Statements of Operations, Deficit and Cash Flows for the nine months then ended have not been reviewed by the Company’s auditors. These financial statements are the responsibility of the management and have been reviewed and approved by the Company’s Audit Committee.

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

Notice to Reader

Management has compiled the consolidated interim financial statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Consolidated Interim Balance Sheet as at September 30, 2009 and the Consolidated Interim Statements of Deficit, Operations, and Cash Flows for the nine months then ended.  All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim financial statements and management discussion and analysis thereon.

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

CONTENTS

LINGO MEDIA CORPORATION
Consolidated Interim Balance Sheets
(Expressed in Canadian Dollars)
September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

	September 30, 2009	December 31, 2008
Assets

Current:
Cash	$265,753	$2,279,937
Accounts and grants receivable (note 3)	672,593	642,543
Prepaid and sundry assets	179,421	160,161
Current assets from discontinued operation (note 6)	-	34,608
	1,117,767	3,117,249

Property and equipment, net	77,395	64,839
Development costs, net	46,259	111,517
Software & web development costs, net (note 4)	5,078,484	5,233,187
	$6,319,905	$8,526,792

Liabilities and Shareholders' Equity

Current:
Accounts payable	$298,688	$265,345
Accrued liabilities	274,929	321,466
Unearned revenue	76,681	-
Current liabilities from discontinued operation (note 6)	90,000	734,601
	740,298	1,321,411

Future income taxes	564,997	564,997
	1,305,295	1,886,409

Shareholders' equity:
Capital stock (note 5 (a))	14,220,193	14,205,515
Warrants (note 5 (b))	372,385	372,385
Contributed surplus (note 5 (c))	1,053,069	847,768
Deficit	(10,631,037)	(8,785,284)
	5,014,610	6,640,383

	$6,319,905	$8,526,792

Basis of presentation (note 2a)
See accompanying notes to Consolidated Interim Financial Statements.

Approved on behalf of the Board:

/s/ Sanjay Joshi
Sanjay Joshi Director

/s/ Michael Kraft
Michael Kraft Director

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Deficit
(Expressed in Canadian Dollars)
For Nine Months Ended September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Deficit, beginning of period	$(9,580,699)	$(5,847,225)	$(8,785,284)	$(4,902,443)

Net loss for the period	(1,050,338)	(747,725)	(1,845,753)	(1,692,507)

Deficit, end of period	$(10,631,037)	$(6,594,950)	$(10,631,037)	$(6,594,950)

See accompanying notes to Consolidated Interim Financial Statements.

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Operations
(Expressed in Canadian Dollars)
For Nine Months Ended September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
		(Restated see Note 6)		(Restated see Note 6)
Revenue	$183,624	$32,415	$893,302	$426,124
Direct costs	40,465	2,644	121,103	53,269
Margin	143,159	29,771	772,199	372,855

Expenses:
General and administrative	572,806	515,879	1,647,793	1,296,571
Amortization of property and equipment	1,942	2,308	6,852	19,240
Amortization of software development cost	463,421	-	932,283	-
Amortization of development cost	21,770	24,365	65,258	71,823
Interest and other financial expenses	-	11,201	-	50,685
Stock-based compensation	118,735	134,084	212,470	321,667
	1,178,674	687,837	2,864,656	1,759,986

Loss before the following:	(1,035,515)	(658,066)	(2,092,457)	(1,387,131)

Income taxes and other taxes	14,823	4,694	104,405	61,657
Loss from continuing operations:	(1,050,338)	(662,760)	(2,196,862)	(1,448,788)

Gain(Loss) - discontinued operation (Note 6)	-	(84,964)	351,109	(243,719)

Net loss for the period	$(1,050,338)	$(747,725)	$(1,845,753)	$(1,692,507)

Loss per share from continued operation	$(0.08)	$(0.07)	$(0.18)	$(0.15)
Earnings (loss) per share from discontinued operation	$-	$(0.01)	$0.03	$(0.03)

Weighted average number of
common shares outstanding	12,457,607	9,585,907	12,457,607	9,585,907

See accompanying notes to Consolidated Interim Financial Statements.

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Cash Flow
(Expressed in Canadian Dollars)
For Nine Months Ended September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
		(Restated see Note 6)		(Restated see Note 6)
Cash flows provided by (used in):
Operations:
Net loss from continuing operations for the period	$(1,050,338)	$(662,760)	$(2,196,862)	$(1,448,788)
Items not affecting cash:
Amortization of property and equipment	1,942	2,308	6,852	19,240
Amortization of development costs	21,260	24,365	65,258	71,823
Amortization of software and web development costs	463,421	-	932,283	-
Stock-based compensation	118,735	97,684	212,470	321,667
Change in non-cash balances related to operations:
Accounts and grants receivable	(26,608)	19,727	(30,050)	443,639
Inventory	-	-	-	249
Prepaid and sundry assets	(9,714)	(15,007)	(19,260)	(23,603)
Accounts payable	9,298	301,006	33,344	351,750
Accrued liabilities	29,006	561,740	(46,537)	546,656
Unearned revenue	(59,202)	141,145	76,681	141,145
Cash provided by (used in) operating activities	(502,200)	470,223	(965,821)	423,778

Cash provided by (used in) discontinued operation	(161,714)	122,965	(258,884))	66,381

Financing:
Advances/loan payable	-	138,821	-	349,343
Issuance of capital stock	7,509	-	7,509	-
Increase (decrease) in advances from shareholders	-	-	-	-
Cash provided by financing activities	7,509	138,821	7,509	349,343

Investing:
Expenditures on software & web development costs	(211,292)	(722,834)	(777,580)	(1,052,721)
Purchase of property and equipment	(3,243)	(558)	(19,918)	(8,591)
Development costs	510	(24,408)	510	(52,182)
Cash used in investing activities	(214,025)	(747,800)	(796,989)	(1,113,494)

Decrease in cash	(870,430)	(15,792)	(2,014,184)	(273.992)
Cash, beginning of period	1,136,183	118,931	2,279,937	377,127
Cash, end of period	$265,753	$103,139	$265,753	$103,135

  See accompanying notes to Consolidated Interim Financial Statements.

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

1. Nature of Operations:

Lingo Media Corporation (“Lingo Media” or the “Company”) is a diversified online and print education product and services company. Speak2Me Inc. (“Speak2Me”), a subsidiary acquired during 2007, is a new media company focused on interactive learning in China through its Internet-based English language web learning portal. Lingo Learning Inc. (formerly Lingo Media Ltd.), a subsidiary of Lingo Media, is a print-based publisher of English language learning programs in China.  In Canada, Lingo Media through its subsidiary A+ Child Development (Canada) Ltd. (“A+”), until filing for a proposal to creditors (“Proposal”) (note 6) specialized in distributing early childhood cognitive development programs.

2. Significant accounting policies:

(a) Basis of presentation:

These Consolidated Interim Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that it will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company incurred significant losses in the period, this raise questions as to the ability of the Company to continue as a going concern without additional equity or long-term financing.

The ability of the Company to sustain its ongoing operations is dependent upon its ability to obtain a sustainable level of profitability from operations or to raise sufficient financing enabling it to rectify its working capital deficiency.

The Consolidated Interim Financial Statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2009 and the results of operations and cash flows for the nine months then ended. The disclosures contained in these Consolidated Interim Financial Statements do not include all the requirements of GAAP for annual financial statements. The Consolidated Interim Financial Statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008.

3. Accounts and grants receivable:

Accounts and grants receivable consist of:

	September 30, 2009	December 31, 2008
Trade receivables	$581,332	$615,501
Grants receivable	91,261	27,042
	$672,593	$642,543

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

4. Software and web development costs:

In October 2007, the Company acquired Speak2Me, a new media company focused on interactive learning in China through its Internet-based English language web learning portal. All costs associated with development of the Speak2Me software and its contents are capitalized as software and web development in accordance with Section 3064 (“Goodwill and Intangible Assets”), of the CICA Handbook.

	September 30, 2009	December 31, 2008
Software and web development costs	$6,005,958	$5,233,187
Accumulated amortization	(927,474)	-
Net software and web development costs	$5,078,484	$5,233,187

Speak2Me began commercial production and sale of product as of April 1, 2009 and started to record amortization expense.  The capitalized software and web development cost has an expected life of a minimum of three years and amortization are expensed evenly over the period.   The Company evaluates the carrying cost of the assets periodically and if the book value is higher than the carrying cost, an impairment expense would be recorded at such time.

5. Capital stock, warrants and stock options:

(a) Capital stock:

Authorized:

Unlimited preference shares, no par value
Unlimited common shares, no par value

The following details the changes in issued and outstanding common shares:

	Common Shares
	Number	Amount
Balance, January 1, 2008	9,582,262	$10,174,453
Issued:
Private placement	2,857,143	4,718,645
Options exercised	18,202	38,821
Less: Share issue costs	-	(726,404)
Balance, December 31, 2008	12,457,607	$14,205,515
Options exercised	8,250	14,677
Balance, September 30, 2009	12,465,857	$14,220,192

(b) Warrants:

	Number	Amount	Weighted Avg. Price	Weighted Avg. Life
Balance, January 1, 2008	387,500	$161,254	$6.00	1.00
Issued:
Warrants issued with private placement	2,142,858	281,357	$4.00	1.75
Warrants issued with private placement	171,428	91,028	$2.00	0.75
Less: Expired warrants	(387,500)	(161,254)	$3.85	-
Balance, December 31, 2008 & September 30, 2009	2,314,286	$372,385	$3.85	1.40

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

5. Capital stock and stock options (continued):

All outstanding warrants are exercisable as of September 30, 2009.

(c) Contributed Surplus:

Balance, January 1, 2008	$452,411
Stock-based compensation	252,791
Options exercised	(18,688)
Warrants expired	161,254

Balance, December 31, 2008	847,768
Stock-based compensation	212,470
Options exercised	(7,169)
Balance, September 30, 2009	$1,053,069

(d) Stock options:

	September 30, 2009		December 31, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	633,120	$1.04	516,738	$0.98
Options granted	577,250	1.75	290,000	1.21
Options exercised	(8,250)	0.91	(18,202)	1.11
Options expired/canceled	(39,586)	1.36	(155,416)	1.13

Outstanding, end of period	1,162,534	1.38	633,120	1.04
Options exercisable, end of period	668,159	$1.11	502,287	$0.99

The following table summarizes information about stock options outstanding at September 30, 2009:

		Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding	Weighted average exercise price
$0.70 - $1.00	333,999	2.65	$0.72	333,999	$0.72
$1.01 - $1.33	129,857	1.55	1.21	129,857	1.21
$1.34 - $2.00	698,678	4.33	1.73	204,303	1.69
Total	1,162,534	3.54	$1.38	668,159	$1.11

6. Discontinued operations

On December 23, 2008, A+, the Company’s 70.33% owned subsidiary, filed a Notice of Intent to make Proposal under the Bankruptcy and Insolvency Act (“Proposal”).  On March 23, 2009, the Proposal was approved by the creditors of A+ and the Company wrote-down the carrying value of its trade payables to the amount of the Proposal, resulting in a one time gain of $368,615 to discontinued operations.  Net gain for the nine months ended September 30, 2009 was $351,109.  The Company continues to restructure its operations and plans to divest from the business either through a sale or closure of the business.

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

6. Discontinued operations (continued):

All comparative figures in the financial statements have been adjusted to exclude results from discontinued operations.  The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value. The following table shows the major categories of assets and liabilities of the discontinued operations.

	September 30, 2009	December 31, 2008
Current assets of discontinued operations
Cash and short term investment	$-	$34,608
	$-	$34,608

Current liabilities of discontinued operations
Accounts payable	$90,000	$653,615
Bank loan	-	80,986
	$90,000	$734,601

The statement of loss for the nine months ended September 30 from discontinued operations is as follows:

	September 30, 2009	September 30, 2008
Operating revenue	$-	$2,173,304
Expenses	(17,506)	(2,417,023)
Write-down of trade payables	368,615	-
Net gain / (loss) from discontinued operations	$351,109	$(243,719)

7. Financial instruments and risk management:

The Company as part of its operations carries a number of financial instruments.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

(a) Currency risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to currency risk as a substantial amount of its revenue is denominated in U.S. Dollars, Chinese Renminbi ("RMB") and New Taiwanese Dollars (“NTW”).

There were no derivative instruments outstanding at September 30, 2009 and 2008.

(b) Financial Instruments:

The significant financial instruments of the Company, their carrying values and the exposure to U.S. Dollar denominated monetary assets and liabilities, as of September 30, 2009 are as follows:

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

7. Financial instruments and risk management (continued):

	US Denominated		China Denominated		Taiwan Denominated
	CAD	USD	CAD	RMB	CAD	NTW
Cash	20,143	18,813	51,180	325,987	33,378	997,562
Accounts receivable	-	-	467,411	2,977,125	-	-
Accounts payable	183,600	157,868	34,178	217,694	18,538	554,028

U.S. Dollars, Chinese Renminbi and New Taiwanese Dollars are converted on the prevailing period-end exchange rates.

(c) Fair market values:

The carrying values of cash, short-term investment, accounts and grants receivable, accounts payable, accrued liabilities, bank loans and loans payable approximate their fair values due to the relatively short periods to maturity.

(d) Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  Cash and short-term investment consist of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

(d) Interest rate risk:

The Company manages its exposure to interest rate risk through floating rate borrowings. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

8. Segmented information:

The Company operates two distinct reportable business segments as follows.

Online English Language Learning: The Company offers a groundbreaking online service using robust speech recognition technology acquired through its acquisition of Speak2Me Inc. in October 2007.

Print-based English Language Learning: The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China.

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
September 30, 2009 and 2008
(Unaudited – See Notice to Reader)

8. Segmented information (continued):

Nine months ended September 30, 2009	English Language Learning	Online English Language Learning	Total
Revenue	$599,983	$293,319	$893,302
Cost of sales	76,498	44,605	121,103
Margin	523,485	248,714	772,199
Expenses	473,358	2,495,703	2,969,061
Acquisition of property and equipment	6,707	13,211	19,918
Segment assets	6,030,723	289,182	6,319,905
Segment loss	$50,127	$(2,246,989)	$(2,196,862)

The Company generates substantially all of its revenue in China.

The majority of the Company’s identifiable assets as at September 30 are located as follows:

	September 30, 2009	September 30, 2008
Canada	$5,668,431	$8,062,230
China	651,474	206,528
	$6,319,905	$8,268,758

9. Reconciliation of Canadian and United States generally accepted accounting principles:

These Consolidated Interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

Nine months ended	September 30, 2009	September 30, 2008
Loss for the period - Canadian GAAP	$1,845,753	$1,692,507
Impact of United States GAAP and adjustments:
Amortization of development costs	(997,541)	(71,823)
Software and web development costs	777,580	1,052,721
Loss for the period - United States GAAP	$1,625,792	$2,673,405

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	September 30, 2009	December 31, 2008
Shareholders' equity - Canadian GAAP	$5,014,610	$6,640,384
Development costs	(46,259)	(111,517)
Software & web development costs	5,078,484	(5,233,187)
Shareholders' equity (deficiency) - United States GAAP	$(110,133)	$1,295,680

10. Comparative figures:

Certain comparative figures have been reclassified to conform to the financial statements presentation adopted in the current period.